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                           May 22, 2024

       Timothy Go
       Chief Executive Officer and President
       HF Sinclair Corporation
       2828 N. Harwood, Suite 1300
       Dallas, TX 75201

                                                        Re: HF Sinclair
Corporation
                                                            Registration
Statement on Form S-4 filed May 10, 2024
                                                            Filed May 10, 2024
                                                            File No. 333-279321

       Dear Timothy Go:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form S-4 filed May 10, 2024

       General

   1. We note that there are outstanding comments on your Form 10-K for the fiscal year ended
                                                        December 31, 2023. We
will not be in a position to accelerate the effectiveness of your registration statement
until all comments on this filing are resolved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Timothy Go
HF Sinclair Corporation
May 22, 2024
Page 2




       Please contact Anuja Majmudar at 202-551-3844 or Daniel Morris at 202-551-3314 with any questions.



                                                        Sincerely,
FirstName LastNameTimothy Go
                                                        Division of Corporation
Finance
Comapany NameHF Sinclair Corporation
                                                        Office of Energy &
Transportation
May 22, 2024 Page 2
cc:       Katherine Terrell Frank
FirstName LastName